June 20, 2012

Ms. Linda Cvrkel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 7010

Washington, D.C. 20549

Re:	Avantair, Inc.

Form 10-K for the year ended June 30, 2011

Filed September 23, 2011

File No. 000-51115

Dear Ms. Cvrkel:

On behalf of Avantair, Inc. (the “Company”, as defined within our responses below), we are hereby submitting our responses to the Staff’s comments contained in its letter to Avantair dated June 6, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 21

1.	With respect to long lived assets, we note several risk factors addressing various negative factors that have affected your operations, such as a decrease in fractional aircraft share sales in recent periods, significant debt service obligations and aircraft purchase commitments. In light of these factors, your ingoing net losses, and these materiality of your long-lived assets, please tell us and expand your disclosures in the critical accounting policies section of MD&A to describe the methods and significant assumptions that were used in your most recent impairment analysis for long-lived assets. In this regard, please also explain how your projections for revenue and expense increases used in your impairment analysis have compared to your actual results through March 31, 2012.

Response: As required under ASC 360-10-35-21, long lived assets are to be tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Although the Company does recognize that it has current period losses, these losses are much less significant than losses in prior periods and its cash flow from operations has been positive. Additionally, there has been no material deterioration in total owner/customer base or contracts, though the Company has seen a decrease in new fractional share sales corresponding with the Company’s February 2011 introduction of its Axis Lease Program. For these reasons, the Company believes that the projected cash flows generated by its aircraft are sufficient to cover the carrying value of all of its asset groups. As such, the Company has not performed a formal impairment analysis as it does not believe there have been events or changes in circumstances in accordance with ASC 360 that would indicate an impairment analysis is required.

As may be required, the Company will update its disclosures in MD&A in its Form 10-K for the year ended June 30, 2012.

2.	With respect to maintenance expenses, please tell us and revise MD&A to discuss whether you anticipate significant increases in maintenance expenses as a result of increasing depreciable lives of your aircraft from 7 to 20 years. Also, please tell us and indicate in MD&A whether any increased maintenance costs have been factored into your most recent impairment analysis for your aircraft.

Response: The change in depreciable lives from 7 to 20 years will not lead to increased maintenance costs therefore no increases have been factored into the Company’s most recent impairment analysis. The Company’s strategy is to maintain and operate its aircraft for at least 10 years, though some aircraft have been in operation for closer to 20 years from their date of manufacture. The 20 year life is representative of the full service life of the aircraft, not an increase in the period that the Company intends to maintain and operate the aircraft The Company will update its disclosures to this effect in its Form 10-K for the year ended June 30, 2012.

Consolidated Statements of Cash Flows, page F-9

3.	We note the presentation in your supplemental disclosure of non-cash financing and investing activities of fractional aircraft shares held for lease transferred to fixed assets in the amount of $10,940,036 during 2011. Please tell us and explain in the notes to your financial statements in future filings, the nature of this transaction, including why the assets were transferred from fractional shares held for lease to fixed assets. As part of your response, you should also explain how the carrying value of the assets transferred was calculated or determined.

Response: In April 2009, in accordance with ASC 605-25, two aircraft were purchased, recorded as an asset and the costs of the aircraft amortized over the maintenance and management agreement, as the shares were sold. During the fourth quarter of fiscal year 2011, the unsold shares for these same two aircraft were transferred into PP&E as the shares were designated to be sold with a residual value guarantee, giving rise to recognition under ASC 840. This transfer was considered to be a non-cash investing activity. The carrying value of the amount transferred into PP&E was based on the book value of the unsold shares of the aircraft. This is consistent with the response to comment number 6 below. The Company will update its disclosures in the notes to its financial statements to this effect in its Form 10-K for the year ended June 30, 2012.

Note 2-Summary of Significant Accounting Policies

Use of Estimates, page F-10

4.	We note that in January 2011, the Company changed its estimate for the depreciable life of its core aircraft to 20 years from an original seven year life. This change in estimate was based upon an evaluation of the aircrafts’ actual service life. This change in estimate was adopted prospectively and resulted in a $1.3 million reduction in depreciation expense recognized during the year ended June 30, 2011. Please revise the notes to your financial statements in future filings to disclose the impact of this change in estimate on the Company’s income from operations, net income, and earnings per share as required by ASC 250-10-50-4.

Response: Required footnote disclosure will be updated in the Company’s Form 10-K for the year-ended June 30, 2012.

5.	In addition, in light of the fact that you have extended the depreciable lives of your core aircraft from 7 to 20 years, please revise MD&A in future filings to discuss whether you believe this change will negatively impact your sales of fractional shares upon renewals of the existing agreements if customers choose to obtain such interests from competitors with newer aircraft.

Response: For the same reason as discussed in the response to comment number 2 above, the change in depreciable lives for the Company’s core aircraft from 7 to 20 years will not impact fractional share sales as this change does not represent a change to the amount of time that the Company will maintain and operate the aircraft.

Fractional Aircraft Sold and Lease Revenue

6.	We note from the disclosure in Note 2 that prior to the first quarter of fiscal 2011, the Company did not have objective evidence of the fair value of fractional aircraft shares sold independent of the fair value of the management and maintenance agreements entered into at the same time and therefore accounted for the sales revenue and related costs of fractional aircraft sold by deferring them and recognizing them ratably over the five year life of the management and maintenance agreement. We also note that effective July 1, 2010, the Company adopted ASU 2009-13 and now recognizes fractional aircraft sales revenue and related costs of fractional aircraft shares sold at the time of the fractional aircraft share sale. We further note that there was a single fractional aircraft share sold during the year ended June 30, 2011 requiring recognition under this new guidance and had the sale of this share been accounted for under the prior revenue recognition policy, the effect in the current year would not be material. Given that the table on page 20 of MD&A indicates that 19 new fractional shares were sold during fiscal year 2011, please explain why there was only a single fractional share that required recognition during the new accounting policy during 2011. Also, since it appears that revenue recognition is accelerated for the sale of fractional aircraft shares under the new accounting policy that was adopted during 2011, please explain how you determined that had this share been accounted for under the prior revenue recognition policy, the effect in the current year would not be material as you have disclosed on page F-11.

Response: The guidance referenced relates to fractional aircraft share sales with no residual value guarantee, of which one was sold requiring recognition under this guidance. 18 fractional shares were sold with a residual value guarantee, which is accounted for under ASC 840, as disclosed in the Company’s June 30, 2011 Form 10-K. Under the prior accounting guidance, the Company would have amortized the sales price of $425,000 over a 5 year period. Specifically, this share was sold in June 2011, resulting in amortization related to fiscal year 2011 of $6,750. This compares to recognition under ASU 2009-13 of $425,000, a difference of $418,250, which was not deemed material for disclosure.

Note 11. Long-Term Debt, page F-22

7.	We note from the disclosure in the risk factors on page 11 that the Company’s loan agreements impose restrictions on the Company’s ability to pay dividends. Please revise the notes to the Company’s financial statements to disclose the nature and significant terms of the restrictions on the ability to pay dividends imposed by the terms of the Company’s debt agreements. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

Response: The Company had one loan agreement which was paid off in a prior fiscal year which contained a restriction on the ability to pay dividends. The risk factors were not appropriately updated to remove the language when the loan was paid off. The Company will update this risk factor language in its Form 10-K for the year ended June 30, 2012.

Consolidated Statements of Cash Flows, page 6

8.	We note the presentation in the statement of cash flows of short-term notes payable repayment upon completion of aircraft delivery rights transfer in the amount of $1,300,000 during the six months ended December 31, 2011. Please tell us and revise the notes to your financial statements to explain in further detail the nature and terms of this transaction, including whether any gain or loss was recognized in connection with the completion of the aircraft delivery rights transfer.

Response: In Q4 of fiscal year 2011, the Company financed deposits for two aircraft, in the total amount of $1.3 million. During Q1 of fiscal year 2012, the Company transferred the rights for delivery of the same two aircraft, one to a third party who leased the first aircraft back to the Company through a capital lease, and the other to a separate third party who leased the second aircraft back to the Company through an operating lease. The financing amounts associated with these leases included the amount of these aircraft deposits. Simultaneous with the commencement of these capital and operating leases, the loans for these deposits were satisfied by the lessors and therefore considered a non-cash financing transaction on the Company’s cash flow statement. There was no gain or loss in connection with the completion of the aircraft delivery rights transfer. The Company will update its disclosures to this effect in its Form 10-K for the year ended June 30, 2012.

Note 3-Commitments and Contingencies

9.

We note the disclosure indicating that in September 2011, simultaneous with the termination of the Floor Plan Finance Renewal Agreement and Renewal Guaranteed Aircraft Purchase Agreement for a Piaggio P-180 aircraft, the Company entered into a Lease Agreement, pursuant to which Midsouth leases a Piaggio P-180 aircraft to the Company for a five year lease term at $75,000 per month, at 15.0% interest per annum, plus taxes if applicable. Following the expiration of the term of the Lease Agreement, the Company has agreed to purchase the leased aircraft for approximately $3.4 million from Midsouth. The termination of the Floor Plan Financing Agreement and subsequent entrance into the Lease Agreement was evaluated in accordance with ASC 470 “Debt” (“ASC 470”). Based on the Company’s evaluation, the debt transaction met the specified criteria causing the transaction to be recorded in accordance with “Debt Modification and Extinguishment” guidance within ASC 470. In September 2011, in accordance with ASC 470, the Company recognized a gain on debt extinguishment of $438,621, which is included in the accompanying condensed consolidated statement of operations. In light of the materiality of the gain on debt extinguishment to your results of operations for the interim periods presented in your financial statements, please explain in further detail how the financing transactions met the criteria for debt extinguishment accounting outlined in ASC 470. As part of your response, you should also explain in further detail how you calculated or determined the debt extinguishment gain of $438,621 that was recognized in your financial statements. In addition, please explain why you believe it is appropriate to reflect this gain as a component of your income (loss) from operations rather than as a component of other income (expense).

Response: The circumstances surrounding the refinancing transaction triggered an assessment to determine classification of the transaction as a “debt modification.” “Debt modification” is defined under ASC 470-50-40 as substantially modifying terms of an existing debt instrument. Further, under ASC 470-50-40-10, an exchange of debt instruments between or a modification of a debt instrument by a debtor and a creditor in a non-troubled debt situation is deemed to have been accomplished with debt instruments that are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10 percent different from the present value of the remaining cash flows under the terms of the original instrument. If the terms of a debt instrument are changed or modified and the cash flow effect on a present value basis is less than 10 percent, the debt instruments are not considered to be substantially different.

Further, in accordance with ASC 470-50-40, when calculating the net present value of both old and new debt instruments, the discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument. The Company used an interest rate of 17.31% under the original debt instrument. The result of calculating the net present value of both debt instruments yielded a difference of 14.74%, greater than the 10% threshold.

The modified terms per the refinanced debt instrument met the “substantially different” (10% or greater) threshold. As a result, the transaction was deemed within the scope of the “Debt Modification” guidance, resulting in booking a gain or loss on extinguishment, calculated as the difference between the reacquisition price and the net carrying amount of the extinguished debt.

As such, the Company calculated the net present value of the capital lease (new obligation), which included monthly payments, as well as a balloon payment due at the end of the capital lease term. Net present value was calculated utilizing the new debt instrument interest rate of 15%, yielding a net present value (debt liability) of $4,761,379. When compared to the debt liability on the Company’s books of $5,200,000 related to the old instrument, a gain of $438,621 resulted.

In accordance with ASC 470-50-40, the gain or loss is to be recognized currently in income of the period of extinguishment as losses or gains and identified as a separate item. As part of the Company’s normal operating cycle, within any year the Company may be involved in buying, selling, financing and refinancing aircraft. Further, when the Company sells an aircraft, any gain or loss in connection with the sale is reported within income (loss) from operations. For these reasons, together with consideration of the guidance in ASC 470-50-40, it is the Company’s judgment that the gain on debt extinguishment discussed above belongs in income (loss) from operations.

10.	We note that as of December 31, 2011, Avantair had contractual commitments to purchase 48 additional Piaggio Avanti II aircraft through 2013 with a mutual understanding that the aircraft delivery dates can be extended. The total commitment, if exercised during the period, including a proposed price escalation, is valued at approximately $305.1 million. In light of the significance of this commitment, please tell us and expand your disclosure in the Liquidity and Capital Resources section of MD&A to describe the planned financing for this purchase commitment. Also, please revise MD&A to also discuss the potentially adverse consequences to the Company in the event it is unable to obtain financing to fund the purchase commitment

Response: As the Company schedules deliveries of future aircraft, the Company will determine if the aircraft will be purchased using proceeds from fractional share sales or leases or if the aircraft will be financed by a third party for use in the Company’s fleet. In the event that the Company breaches its purchase commitment to Piaggio, Piaggio has the right to terminate the purchase agreement and release the Company from any further obligations with respect to any undelivered aircraft; provided, however, that Piaggio will be entitled to keep the Company’s then remaining deposits, which as of June 30, 2011, were at $6.8 million and reflected as deposits on aircraft on the Company’s balance sheet. The Company will update its Liquidity and Capital Resources section of MD&A to this effect in its Form 10-K for the year ended June 30, 2012.

11.	We note from the disclosure in the last paragraph on page 14 that Avantair assigned its rights and obligations to purchase certain Embraer Phenom 100 aircraft positions to EAS though its subsidiary Share 100 Holding co. LLC. We also note that if EAS defaults under its obligations to purchase the aircraft positions, Avantair will then be responsible for the rights and obligations of the remaining undelivered aircraft. We also note that if Avantair defaults under its obligations to purchase the last two aircraft positions, any deposits paid by Avantair in connection with the undelivered Class B aircraft will be forfeited. With regards to this arrangement, please tell us and disclose in the notes to your financial statements, the maximum exposure to loss which Avantair has under this arrangement, including the amount of any deposits that may be forfeited in the event Avantair defaults under its obligations to purchase the last two aircraft positions.

Response: If the Company defaulted under its obligations to purchase any undelivered aircraft following a breach by EAS, or if the Company fails to purchase the last two aircraft positions, the Company’s maximum exposure to Embraer would be the amounts due for undelivered aircraft at the time, less applicable deposits. The Company will revise the notes to its financial statements to this effect in the Form 10-K for the year ended June 30, 2012.

Other Contingencies, page 17

12.

We note that during December 2011, in connection with the total loss of an aircraft, the Company received $6.5 million of insurance proceeds which has been recorded as accrued liabilities as of December 31, 2011. We also note your disclosure indicating that the Company is required to maintain insurance on the aircraft that covers its replacement value, which is estimated to be $4.8 million. You indicate that the additional insurance proceeds are a result of the Company insuring its aircraft in excess of the replacement value to reimburse the Company for expenses associated with a reduction in available aircraft in its fleet, including but not limited to costs incurred for chartered flights, repositioning aircraft to accommodate customers’ requirements, and maintenance costs associated with higher flight hours on the remaining fleet. These proceeds are expected to offset similar expenses in the upcoming quarters. Please tell us and revise the notes to your financial statements in future filings to disclose whether a gain or loss was recognized in connection with the loss of the aircraft and explain in further detail how any gain or loss was calculated or determined.

Response: There was no gain or loss recognized in connection with the loss of the aircraft. ASC Topic 225 “Income Statement”, which states that non-refundable insurance recoveries received in excess of the net book value of damaged assets, clean-up and demolition costs, and post-event costs, are recognized as income in the period received. The Company knew that post-event costs would well surpass the excess proceeds of $1.7 million, so the excess proceeds were recorded on the balance sheet and were used to offset post-event expenses that were incurred subsequent to the incident as a result of the aircraft no longer being in our fleet. These costs included but were not limited to costs incurred for chartered flights, repositioning aircraft to accommodate customer’s requirements, and maintenance costs associated with higher flight hours on the remaining fleet. The majority of the excess proceeds of $1.7 million will be used by the end of the fiscal year on June 30, 2012. The Company will revise the notes to its financial statements to this effect in the Form 10-K for the year ended June 30, 2012.

Further, in response to the Staffs comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions on any of the issues addressed above, please contact me at my office telephone number 727-538-7909 or by fax at 727-538-7911.

Sincerely,

/s/ Stephen Wagman

Mr. Stephen Wagman
Executive Vice President and Chief Financial Officer
Avantair, Inc.

cc:	Steven Santo

Chief Executive Officer and Director

Avantair, Inc.

Carla Stucky

Corporate Controller

Avantair, Inc.

Tom Palmiero

Associate General Counsel

Avantair, Inc.